Exhibit 3.1
CERTIFICATE OF ELIMINATION
OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
GUARANTY FINANCIAL GROUP INC.
Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware
          Guaranty Financial Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
     1. That the Board of Directors of the Company (the “Board”), pursuant to Section 151 of the DGCL and the authority granted in the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), by resolution duly adopted, authorized the issuance of a series of 200,000 shares of Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”), and established the powers, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and authorized the filing of a certificate of designation (the “Series A Certificate of Designation”) with respect to such Series A Preferred Stock, which Series A Certificate of Designation was filed by the Company in the office of the Secretary of State of the State of Delaware (the “Secretary of State”) on December 11, 2007.
     2. That no shares of Series A Preferred Stock have been issued and, therefore, no shares of Series A Preferred Stock are outstanding as of the date hereof.
     3. That the Board has adopted the following resolutions:
     NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Certificate of Incorporation, the Board hereby authorizes the elimination of the Series A Preferred Stock, as set forth in the resolutions contained in the Certificate of Elimination, which are incorporated by reference herein; and
     RESOLVED FURTHER, that all matters set forth in the Series A Certificate of Designation with respect to the Series A Preferred Stock be eliminated from the Certificate of Incorporation; and
     RESOLVED FURTHER, that the Chairman of the Board, President and Chief Executive Officer; the Senior Executive Vice President and Chief Financial Officer; and the Executive Vice President, General Counsel and

Secretary of the Company (collectively, the “Authorized Officers”) be, and each of them hereby is, authorized and directed to file a Certificate of Elimination with the office of the Secretary of State setting forth a copy of these resolutions whereupon all matters set forth in the Series A Certificate of Designation with respect to such Series A Preferred Stock shall be eliminated from the Certificate of Incorporation; and
     RESOLVED FURTHER, that the Authorized Officers of the Company be, and they hereby are, authorized and directed, jointly and severally, for and in the name and on behalf of the Company, to execute and deliver any and all certificates, agreements, and other documents, take any and all steps and do any and all things which they may deem necessary or advisable in order to effect the purposes of each and all of the foregoing resolutions; and
     RESOLVED FURTHER, that any actions taken by such Authorized Officers prior to the date of these resolutions that are within the authority conferred hereby are hereby ratified, confirmed and approved in all respects as the act and deed of the Company.
     4. That, accordingly, all matters set forth in the Series A Certificate of Designation with respect to the Series A Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended.

     IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by its duly authorized officer as of this 27th day of October, 2008.

By:	/s/ Scott A. Almy
	Name:	Scott A. Almy
	Title:	Executive Vice President, General Counsel and Secretary